February 7, 2020

J. Michael Hansen
Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
P.O.Box 625737
Cincinnati, Ohio 45262

       Re: Cintas Corporation
           Form 10-K for the Fiscal Year Ended May 31, 2019
           Filed July 26, 2019
           File No. 000-11399

Dear Mr. Hansen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2019

Item 1. Business, page 3

1. You disclose that you provide your products and services to customers primarily in North
      America, as well as Latin America, Europe and Asia but we note no further discussions in the filing of your business activities outside the United States. To help us understand your conclusion on the need for such disclosure, please tell us the specific countries in which you operate, the types of services and products you offer, the channels through which you provide these services and products, and a measure of your long-lived assets and employees in each country. Also, describe to us any risks attendant to these operations.
      Please refer to Item 101 of Regulation S-K.
 J. Michael Hansen
FirstName LastNameJ. Michael Hansen
Cintas Corporation
Comapany NameCintas Corporation
February 7, 2020
February 7, 2020 Page 2
Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 1. Significant Accounting Policies
Inventories, net, page 41

2. We note the disclosure of your use of inventory turns and that the judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventories.
         Please revise the Critical Accounting Estimates section of MD&A in future filings to include a discussion of the methodologies, key assumptions and judgments used in accounting for your inventory, and explain how changes in these assumptions could impact your accounting estimates. Also, clearly describe your policies for writing down impaired inventory.
3. Explain to us how your accounting for impaired inventory complies with ASC 330-10-35-
         14 and SAB Topic 5.BB and revise this note in future filings to clearly indicate such compliance.

Litigation and other contingencies, page 44

4. We note the policy presented in this section and no further discussions of your contingencies in the filing, although we note news articles relating to matters that would normally give rise to contingencies for the company. Please tell us how you considered the requirements of ASC 450-20-50, in particular ASC 450-20-50-3 through 50-5, in concluding on the adequacy of your disclosure. Otherwise, confirm that you will revise your future filings to provide the more detailed disclosures required by that guidance.

Note 12. Earning per Share, page 62

5. Please revise this note in future filings to describe the participating securities outstanding that necessitates your use of the two-class method for computing earnings per share, or to refer the reader to a note where you provide that information. See ASC 260-10-50-1.

Note 15. Operating Segment Information, page 67

6. You disclose two reportable operating segments in this note and also refer to your Fire
         Protection Services and Uniform Direct Sales businesses that are presented in the All
         Other category. Please clarify for us, and revise the note in future filings to identify each of your operating segments and to disclose whether operating segments have been aggregated into the reportable segments. Refer to ASC 280-10-50-21.
7. We note the eight groups of products and services displayed on the company's website, namely, (i) Uniforms & Apparel, (ii) Facility Services, (iii) Tile & Carpet Cleaning, (iv)
         Restroom & Hygiene Solutions, (v) Training & Compliance, (vi) Flame Resistant
         Clothing, (vii) First Aid & Safety, and (viii) Fire Protection. Please address the following:
 J. Michael Hansen
Cintas Corporation
February 7, 2020
Page 3

              Explain to us how these eight lines of business are reflected in your two reportable segments and the All Other category.
              Tell us whether the lines of business represent operating segments for which discrete financial information is available.
              If so, explain to us your conclusion that they exhibited similar economic characteristics and met the other criteria outlined in ASC 280-10-50-11 to be aggregated.
              Tell us who is your chief operating decision maker and briefly describe the information he reviews and when.

8. To the extent each line of business does not represent an operating segment, describe to us the similarities in the businesses, including the nature of the services and products, the types or classes of customers, the distribution methods, etc., and any other factors you considered in concluding that they could be grouped into one or more operating segments.

Schedule II - Valuation and Qualifying Accounts and Reserves, page 85

9. Please remove the information relating to the Reserve for Obsolete Inventory from this schedule in future filings. Note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true "reserves". Refer to Rule 12-09 of Regulation S-X, SAB
         Topic 5.BB and ASC 330-10-35-14.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or
Martin
James, Senior Advisor, at 202-551-3671 with any questions.



FirstName LastNameJ. Michael Hansen                            Sincerely,
Comapany NameCintas Corporation
                                                               Division of
Corporation Finance
February 7, 2020 Page 3                                        Office of
Manufacturing
FirstName LastName